SECURITI ON

08030817

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8	40742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BREAN MURRAY, CARRET & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH J. KIRSCH (212) 702-6656
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JH COHN LLP
(Name – *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 5 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
APR 0 2 2008
THOMSON
FINANCIAL

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, KENNETH J. KIRSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREAN MURRAY, CARRET & CO., LLC, as of DECEMBER 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth J. Kirsch
Signature

Chief Financial Officer
Title

Silas R Anthony, Jr.
Notary Public
Feb 27, 2008

SILAS R. ANTHONY, JR.
Notary Public, State of New York
No. 31-0031300
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Nov 20, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Murray, Carret & Co., LLC
(A Limited Liability Company and
A Wholly-Owned Subsidiary of
BMUR Holdings, Inc.)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2007

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

The Board of Directors
Brean Murray, Carret & Co., LLC

We have audited the accompanying statement of financial condition of Brean Murray, Carret & Co., LLC, a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brean Murray, Carret & Co., LLC as of December 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
March 10, 2008

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 275,938
Receivables from brokers and dealers	10,992,263
Accounts receivable	3,220,711
Securities owned	6,003,168
Furniture, equipment and improvements, net	236,134
Other assets	329,531
Due from affiliates	231,725
Intangible assets, net	189,085
Total	$ 21,478,555

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	$ 11,017,680
Securities sold, not yet purchased	500
Total liabilities	11,018,180
Commitments and contingencies	
Member's equity	10,460,375
Total	$ 21,478,555

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions and other fees	$ 13,149,174
Management fees	3,120,488
Investment banking services and syndicate underwriting	14,785,942
Principal transactions	4,127,496
Unrealized loss on securities	(3,335,292)
Interest and other income	800,310
Total	32,648,118
Expenses:	
Compensation and benefits	19,338,861
Clearance and floor brokerage	1,038,496
Travel and entertainment	1,140,575
Occupancy and equipment rentals	1,739,355
Depreciation and amortization	126,736
Communications and informational services	1,781,902
Professional services	1,946,286
Other	1,943,943
Total	29,056,154
Net income	$ 3,591,964

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ 6,868,411
Net income	3,591,964
Balance, December 31, 2007	$ 10,460,375

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Operating activities:	
Net income	$ 3,591,964
Adjustments to reconcile net income to net cash used in operating activities:	
Noncash investment banking revenue	(6,652,374)
Depreciation and amortization	126,736
Unrealized loss on securities	3,335,292
Changes in operating assets and liabilities:	
Accounts receivable	348,693
Receivables from brokers and dealers	(4,268,225)
Securities owned	777,435
Due from affiliates	(80,401)
Other assets	687,855
Accounts payable and other liabilities	2,503,393
Securities sold, not yet purchased	(1,214,110)
Net cash used in operating activities	(843,742)
Investing activities - purchases of furniture, equipment and improvements	(71,576)
Net decrease in cash	(915,318)
Cash, beginning of year	1,191,256
Cash, end of year	$ 275,938

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and basis of presentation:

Brean Murray, Carret & Co., LLC (the "Company") is a wholly-owned subsidiary of BMUR Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations or liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Limited Liability Agreement.

Note 2 - Summary of significant accounting policies:

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. At December 31, 2007, no allowance for doubtful accounts was deemed necessary.

Note 2 - Summary of significant accounting policies (continued):

Use of estimates:

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commissions, as well as expenses related to this revenue, are recorded on a trade-date basis. Research and other fees which amounted to approximately $1,890,000 are recorded when earned and included in commission revenue. Management fees are recorded when earned. Investment banking services and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded on the offering date or at the time the services are completed and the revenue can reasonably be determined. Revenue related to the value of stock and warrants received in connection with investment banking transactions is recognized when earned based upon the stock's and warrant's fair value. Principal transactions, which are recorded on a trade date basis, include realized gains and losses for the sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-market basis at the date of the financial statements.

Securities owned and securities sold, not yet purchased:

Securities owned and securities sold, not yet purchased which are traded on a national exchange (or reported on the NASDAQ national market) are valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. The value of warrants received in connection with investment banking transactions is recorded at fair value based upon the Black-Scholes option pricing model.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, receivables from brokers and dealers and accounts receivable. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Amounts receivable from brokers and dealers consist predominately of

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting polices (continued):

Concentrations of credit risk (concluded):

cash, commissions receivable, unsettled trades and receivables from syndicate underwritings. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing brokers maintain insurance for amounts in excess of the Federal limits.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Intangible assets:

The Financial Accounting Standards Board Statement of Financial Accounting Standards, No. 142, "Goodwill and Other Intangible Assets," addresses the recognition and measurement of intangible assets acquired individually or with a group of other assets and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Under these rules, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to annual or more frequent impairment testing. Other intangible assets deemed to have a finite life continue to be amortized over their useful lives.

The Company amortizes the following intangible assets with finite lives using the straight-line method as follows:

Customer relationships	5 years

These intangible assets are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2007, management determined that no impairment adjustment relating to intangible assets was necessary.

Income taxes:

As a wholly-owned limited liability company, the Company is not subject to Federal, state and local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

Note 2 - Summary of significant accounting polices (concluded):

New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2007, management is evaluating the impact of the adoption of SFAS 157 on the Company's financial statements.

Note 3 - Securities owned:

Securities owned represent positions in marketable securities taken for trading and investment purposes. A summary of those positions as of December 31, 2007 follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Marketable securities, at market value:		
Common stocks	$4,193,763	$500
Preferred stocks	15,000	
Totals	4,208,763	500
Warrants received in connection with investment banking transactions, at estimated fair value	1,794,405	
Totals	$6,003,168	$500

For warrants which underlying securities are either restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value.

Note 4 - Receivables from brokers and dealers:

Amounts receivable from brokers and dealers at December 31, 2007 consist of the following:

Cash	$ 9,795,857
Syndicate and commissions receivable	1,196,406
Total	$10,992,263

Note 5 - Furniture, equipment and improvements:

Furniture, equipment and improvements are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 years	$113,786
Computer equipment	3 - 5 years	94,048
Leasehold improvements	5 years	186,300
Total		394,134
Less accumulated depreciation and amortization		158,000
Total		$236,134

Depreciation and amortization expense was $60,000 for the year ended December 31, 2007.

Note 6 - Intangible asset:

At December 31, 2007, intangible assets consist of customer lists with a gross carrying value of $333,680, accumulated amortization of $144,595 and a net balance of $189,085. Amortization for the year ended December 31, 2007 amounted to $66,736. Amortization expense to be recognized in each of the years subsequent to December 31, 2007 is $66,736 in 2008 and 2009 and $55,613 in 2010.

Note 7 - Accounts payable and other liabilities:

At December 31, 2007, accounts payable and other liabilities consist of the following:

Accrued compensation expenses	$ 9,419,288
Accounts payable and other accrued expenses	1,598,392
Total	$11,017,680

NOTES TO FINANCIAL STATEMENTS

Note 8 - Related party transactions:

The Company provides and receives certain management and administrative services from affiliates and other closely-related parties. To the extent these revenues and costs are specifically identifiable or estimable, the Company includes these revenues and expenses in the statement of income. For the year ended December 31, 2007, the Company recorded $2,375,000 of management fees from a company owned by the Parent. The Company incurs costs directly related to these management fees. At December 31, 2007, due from affiliates of $231,725 resulted from these transactions.

Certain expenses are allocated to the Company by a related entity based on percentages of estimated usage of facilities and personnel. The percentages are updated periodically. For the year ended December 31, 2007, such allocated expenses approximated $177,000. At December 31, 2007, no amounts were owed to the related entity.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by other subsidiaries of the Parent, which are registered investment advisers.

Note 9 - 401(k) plan:

The Company sponsors a 401(k) plan covering substantially all employees. The plan contains a matching provision whereby the Company contributes 3% up to a maximum of $3,600 of the employee's annual earnings for those participants who remained employed as of year-end. For the year ended December 31, 2007, such matching contributions approximated $195,000. Employees vest in the matching provision over a five year period.

Note 10- Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $6,444,610, which was $5,901,759 in excess of its required minimum net capital of $542,851. The Company's net capital ratio was 1.26 to 1.

Note 11- Commitments and contingencies:

Lease commitments:

The Company has noncancelable operating leases, which expire through September 30, 2011, relating to its offices located in New York, San Francisco, and Chicago. In addition, the Company leases office and computer equipment under various noncancelable operating leases expiring through 2012.

Future minimum rental payments under these leases in each of the five years subsequent to December 31, 2007 are as follows:

Year Ending December 31,	Real Property	Personal Property	Total
2008	$1,101,460	$189,466	$1,290,926
2009	1,048,140	167,712	1,215,852
2010	1,048,140	158,981	1,207,121
2011	786,105	92,454	878,559
2012		20,682	20,682
Total	$3,983,845	$629,295	$4,613,140

Rent expense under all operating leases approximated $1,535,000 in 2007.

Litigation, indemnifications and other contingencies:

In the normal course of business, the Company may be involved in litigation matters.

In connection with the acquisition of Brean Murray & Co., Inc. in 2005, the Company was a party to an arbitration in accordance with the amended and restated purchase agreement which included, among other matters, a dispute regarding certain assets and liabilities included or to be included in the acquisition. During 2007, the matter was resolved via arbitration. The net effect to the statement of income for the year ended December 31, 2007 was a decrease to income of approximately $72,000.

During 2007, the Company settled a dispute relating to an agreement for the Company to attempt to raise equity capital. The settlement agreement required the Company's customer to compensate the Company in common stock valued at approximately $933,000 which is included in investment banking services and syndicate underwriting in the accompanying statement of income.

Note 11- Commitments and contingencies (concluded):

Litigation, indemnifications and other contingencies (concluded):

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Employment agreements:

The Company has employment agreements with certain employees. Pursuant to these agreements, the Company is required to compensate these employees including guaranteed bonus payments aggregating $535,000 for the year ending December 31, 2008.

Note 12 - Financial instruments with off-balance sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2007 were not material.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

Net capital:	
Total member's equity	$ 10,460,375
Add: Commissions payable only to be paid upon sale of investments	2,874,913
Deduct nonallowable assets and charges:	
Receivables from brokers and dealers	1,082,841
Accounts receivable	3,220,711
Furniture, equipment and improvements	236,134
Other assets	329,531
Due from affiliates	231,725
Intangible assets, net	189,085
Total	5,290,027
Net capital before haircut on money market fund	8,045,261
Deduct haircut on securities positions - other securities and undue concentration	1,600,651
Net capital	$ 6,444,610
Aggregate indebtedness	
Accounts payable and other liabilities	$ 11,017,680
Less commission payable only to be paid upon the sale of certain investments	2,874,913
Total	$ 8,142,767
Computation of basic net capital requirement:	
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,000 minimum dollar net capital requirement	$ 394,500
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 542,851
Net capital requirement (greater of above)	$ 542,851
Excess net capital over minimum net capital	$ 5,901,759
Excess net capital at 1,000%	$ 5,630,333
Ratio of aggregate indebtedness to net capital	1.26 to 1

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2007:	
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 7,801,943
Increase (decrease) in net capital resulting from changes in:	
Haircut on securities positions	350,034
Audit adjustments, net:	
Statement of financial condition adjustments and reclassifications:	
Decrease in accrued expenses for commissions payable	(1,711,281)
Other audit adjustments	259
Statement of income adjustments	3,655
Net capital per above	$ 6,444,610
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 6,293,277
Increase in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statement of financial condition reclassifications	1,849,490
Aggregate indebtedness per above	$ 8,142,767

See Report of independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Brean Murray, Carret & Co., LLC

In planning and performing our audit of the financial statements of Brean Murray, Carret & Co., LLC (the "Company"), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 10, 2008

END